

October 4, 2013

Via E-mail
Daron Evans
Chief Financial Officer
Nile Therapeutics, Inc.
63 Bovet Rd., Suite 421
San Mateo, California 94402

      **Re:    Nile Therapeutics, Inc.**
            **Preliminary Proxy Statement on Schedule 14A**
            **Filed September 27, 2013**
            **File No. 001-34058**

Dear Mr. Evans:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Proposal No. 1: Approval of Amendment of Certificate of Incorporation to Effect a Reverse Stock Split and Share Reduction, page 43

We note your disclosure that your proposed reverse stock split will have the effect of providing an increased number of shares available for issuance, thereby providing you with a sufficient number of authorized shares to allow you to issue shares to stockholders of Capricor, Inc. in connection with your merger with Capircor. Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized shares of common stock available for issuance in excess of those issuable in connection with the merger. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:     Via E-Mail
        Christopher J. Melsha
        Fredrikson & Byron, P.A.
        200 South Sixth Street, Suite 4000
        Minneapolis, MN 55402